Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

            Attention Business/Financial Editors:
            Media Advisory - ACE Aviation Holdings to present full year and fourth quarter 2006 results

            MONTREAL, Feb. 2 /CNW Telbec/ - ACE Aviation Holdings Inc. will hold a conference call for analysts on Friday, February 9, 2007 to present full year and fourth quarter 2006 results. ACE Chairman, President and CEO, Robert
Milton, and Brian Dunne, Executive Vice President and Chief Financial Officer,
will be available for analysts' questions. Media may access this call on a listen-in basis. Details are as follows:

            <<
            ANALYST CONFERENCE CALL / AUDIO WEBCAST

            Date:         Friday, February 9, 2007

            Time:         11:00 a.m. ET

            By telephone: 1-866-542-4239 toll free or (416) 641-6112 for the Toronto area. Please allow 10 minutes to be connected to the
                          conference call.

            Webcast:      http://events.startcast.com/events/20/B0041. Note: This is a listen-only audio webcast. Media Player or Real Player is required to listen to the broadcast; please download well
                          in advance of call.

            Replay:       Instant replay will be available beginning approximately
                          one hour after the call at 416-695-5800 or 1-800-408-3053
                          toll free and enter passcode 3212768(number sign), until
                          midnight ET Friday, February 16, 2007.
            >>

            Year-end results will be released Friday prior to the conference call.
            %SEDAR: 00020954EF          %CIK: 0001295721

            /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aceaviation.com/
            (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 10:39e 02-FEB-07